                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*

                              Dominion Homes, Inc.
                              --------------------
                                (Name of Issuer)

                        Common Shares, Without Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                   257386 10 2
                                 --------------
                                 (CUSIP Number)

                              Robert A. Meyer, Jr.
                          Vice President and Secretary
                              Borror Realty Company
                                5501 Frantz Road
                               Dublin, Ohio 43017
                                 (614) 761-6000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 Pages
                        Exhibit Index Appears on Page 15

CUSIP No. 257386 10 2                                         Page 2 of 16 pages


                                  SCHEDULE 13D

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Borror Realty Company

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a) [X]
                                                         (b) [ ]

 3. SEC USE ONLY:

 4. SOURCE OF FUNDS (SEE INSTRUCTIONS):

         WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                            [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:

         Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER:        None
 8. SHARED VOTING POWER:      4,082,000 (See Note 1)
 9. SOLE DISPOSITIVE POWER:   None
10. SHARED DISPOSITIVE POWER: 4,082,000 (See Note 1)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         4,082,000 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                      [ ]

         Not applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         65.4%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

         CO

CUSIP No. 257386 10 2                                         Page 3 of 16 pages


                                  SCHEDULE 13D

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         David S. Borror

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a) [X]
                                                         (b) [ ]

 3. SEC USE ONLY:

 4. SOURCE OF FUNDS (SEE INSTRUCTIONS):

         PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                            [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER:            15,000 (See Note 2)
 8. SHARED VOTING POWER:       4,082,000 (See Note 1)
 9. SOLE DISPOSITIVE POWER:   21,982.852 (See Notes 2 and 3)
10. SHARED DISPOSITIVE POWER:  4,082,000 (See Note 1)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         4,103,982.852 shares (See Note 4)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                      [ ]

         Not applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         65.8%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

         IN

CUSIP No. 257386 10 2                                         Page 4 of 16 pages


                                  SCHEDULE 13D

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Douglas G. Borror

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a) [X]
                                                         (b) [ ]

 3. SEC USE ONLY:

 4. SOURCE OF FUNDS (SEE INSTRUCTIONS):

         Not applicable

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                            [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER:           30,000 (See Note 5)
 8. SHARED VOTING POWER:      4,082,000 (See Note 1)
 9. SOLE DISPOSITIVE POWER:      77,500 (See Notes 5 and 6)
10. SHARED DISPOSITIVE POWER: 4,082,000 (See Note 1)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         4,159,500 shares (See Note 7)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                      [ ]

         Not Applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         66.6%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

         IN

CUSIP No. 257386 10 2                                         Page 5 of 16 pages


                                  SCHEDULE 13D

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Donald A. Borror

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a) [X]
                                                         (b) [ ]

 3. SEC USE ONLY:

 4. SOURCE OF FUNDS (SEE INSTRUCTIONS):

         Not applicable

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                            [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER:           30,000 (See Note 8)
 8. SHARED VOTING POWER:      4,082,000 (See Note 1)
 9. SOLE DISPOSITIVE POWER:      77,500 (See Notes 8 and 9)
10. SHARED DISPOSITIVE POWER: 4,082,000 (See Note 1)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         4,159,500 shares (See Note 10)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                      [ ]

                  Not applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         66.6%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

         IN

CUSIP No. 257386 10 2                                         Page 6 of 16 pages


                                  SCHEDULE 13D

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Terry E. George

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a) [X]
                                                         (b) [ ]

 3. SEC USE ONLY:

 4. SOURCE OF FUNDS (SEE INSTRUCTIONS):

         PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                            [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER:           11,500 (See Note 11)
 8. SHARED VOTING POWER:      4,082,000 (See Note 1)
 9. SOLE DISPOSITIVE POWER:      11,500 (See Note 11)
10. SHARED DISPOSITIVE POWER: 4,082,000 (See Note 1)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         4,093,500 shares (See Note 12)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):                                      [ ]

         Not applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         65.5%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

         IN

                       NOTES TO COVER PAGE OF SCHEDULE 13D

Note 1. Borror Realty Company ("BRC") has shared voting and dispositive power with respect to 4,082,000 of the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc. ("Dominion Homes") owned by BRC. Each of David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 4,082,000 Shares owned by BRC. See Notes 4, 7, 10 and 12.

Note 2. David S. Borror has sole voting power with respect to 15,000 Shares.

Note 3. David S. Borror has sole dispositive power with respect to the 15,000 Shares discussed in Note 2 and with respect to 6,982.852 Shares held in his account under the Dominion Homes, Inc. Retirement Plan and Trust (the "Retirement Plan").

Note 4. David S. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that David
S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 14.5% of the issued and outstanding voting shares of BRC and 20.8% of the issued and outstanding non-voting shares of BRC, and is a trustee of an irrevocable trust which owns 15.9% of the issued and outstanding non-voting shares of BRC.

Note 5. Douglas G. Borror has sole voting power with respect to 30,000 Shares.

Note 6. Douglas G. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 5 and with respect to 47,500 Shares held in his account under the Retirement Plan.

Note 7. Douglas G. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror owns 31.3% of the issued and outstanding voting shares of BRC and 34.4% of the issued and outstanding non-voting shares of BRC, and is a joint trustee of a revocable trust which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

Note 8. Donald A. Borror has sole voting power with respect to 30,000 Shares.

Note 9. Donald A. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 8 and with respect to 47,500 Shares held in his account under the Retirement Plan.


                               Page 7 of 16 pages

Note 10. Donald A. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Donald A. Borror is a joint trustee of a revocable trust (established by him) which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

Note 11. Terry E. George has sole voting and dispositive power with respect to 11,500 Shares, which consist of 3,500 Shares owned by him and 8,000 Shares subject to an option which is currently exercisable by him, subject to the exercise of such option.

Note 12. Terry E. George disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that Terry
E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 4.8% of the issued and outstanding voting shares of BRC and 5.1% of the issued and outstanding non-voting shares of BRC.


                               Page 8 of 16 pages

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc., an Ohio corporation ("Dominion Homes"). The address of the principal executive offices of Dominion Homes is 5501 Frantz Road, Dublin, Ohio 43017.

ITEM 2. IDENTITY AND BACKGROUND.

     The persons filing this Schedule 13D are Borror Realty Company ("BRC"), David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George.

     A. BRC is an Ohio corporation actively engaged in the business of owning and managing multifamily housing and commercial real estate. The business address of BRC is 5501 Frantz Road, Dublin, Ohio 43017.

     1. The following list sets forth the directors of BRC:

        (a) David S. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Executive Vice President of Dominion Homes, which is a single family homebuilding company. David S. Borror is a citizen of the United States of America.

        (b) Douglas G. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the President and Chief Executive Officer of Dominion Homes. Douglas G. Borror is a citizen of the United States of America.

        (c) Donald A. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Chairman of the Board of Dominion Homes. Donald A. Borror is a citizen of the United States of America.

        (d) Terry E. George, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Senior Vice President and Treasurer of Dominion Homes. Terry
E. George is a citizen of the United States of America.

     2. The following list sets forth the executive officers of BRC:

        (a) Olga L. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the President of BRC. Olga L. Borror is a citizen of the United States of America.

        (b) Joanne W. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Executive Vice President of BRC. Joanne W. Borror is a citizen of the United States of America.

        (c) Terry E. George is a Vice President and the Treasurer of BRC. Terry
E. George's background is described in Item 2(A)(1)(d) above.

        (d) Robert A. Meyer, Jr., whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is a Vice President and the Secretary of BRC, and is a Senior Vice President, General Counsel and Secretary of Dominion Homes. Robert
A. Meyer, Jr. is a citizen of the United States of America.


                               Page 9 of 16 pages

        (e) Randolph B. Robert, Jr., whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is a Vice President of BRC, and is a Vice President and the General Manager of Land Development of Dominion Homes. Randolph B. Robert, Jr. is a citizen of the United States of America.

     B. David S. Borror's background is described in Item 2(A)(1)(a) above.

     C. Douglas G. Borror's background is described in Item 2(A)(1)(b) above.

     D. Donald A. Borror's background is described in Item 2(A)(1)(c) above.

     E. Terry E. George's background is described in Item 2(A)(1)(d) above.

     F. During the last five years, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George and, to the best knowledge of BRC, none of the other individuals named in Item 2(A) above, has been convicted in a criminal proceeding.

     G. During the last five years, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George and, to the best knowledge of BRC, none of the other individuals named in Item 2(A) above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 5, 1997, BRC purchased 200,000 Shares in a privately negotiated transaction at a price of $5.75 per Share. The working capital of BRC was used to pay the purchase price for the Shares. On August 6, 1997, Terry E. George purchased 2,500 Shares in an open-market transaction at a price of $6.50 per Share. The personal funds of Terry E. George were used to pay the purchase price for the Shares.

     As a participant in the Dominion Homes, Inc. Retirement Plan and Trust (the "Retirement Plan"), David S. Borror has elected to have periodic purchases of Shares made by the trustee of the Retirement Plan (the "Trustee") for his account. These purchases of Shares have been made through open-market transactions effected by the Trustee, and the source of funds for these purchases have been periodic salary deferrals made by David S. Borror. In the last 60 days, an aggregate of 180.4143 Shares have been purchased by the Trustee for the account of David S. Borror pursuant to the Retirement Plan at purchase prices ranging from $4.375 per Share to $4.875 per Share.

ITEM 4. PURPOSE OF TRANSACTION.

     In March 1994, Dominion Homes completed an initial public offering of the Shares. Immediately after completion of the initial public offering, BRC,


                               Page 10 of 16 pages

David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George beneficially owned, in the aggregate, 66% of the issued and outstanding Shares. BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George subsequently filed a Schedule 13G to report their beneficial ownership of Shares. Since that time, BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George have made periodic purchases of Shares through privately negotiated transactions, through open-market transactions and indirectly through the Retirement Plan, which acquisitions now have exceeded two percent of the issued and outstanding Shares during the past 12 months. These acquisitions of Shares have been made for investment purposes at prices they believed to be attractive.

     Each of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry
E. George may at any time and from time to time, subject to any applicable law, purchase additional Shares and may dispose of any or all Shares. Any such purchase or disposition may be made in the open market or in privately negotiated transactions. Except as set forth above, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror or Terry E. George has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Each of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George may, at any time and from time to time, review or reconsider its or his position with respect to Dominion Homes, and formulate plans or proposals with respect to any such matter, but none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror or Terry E. George has any present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (A)(B) Beneficial Ownership of Shares:

                                     Shares                     Percent of
Person                         Beneficially Owned         Outstanding Shares (1)
------                     --------------------------     ----------------------
BRC                        4,082,000 (2)                          65.4%
David S. Borror            4,103,982.852 (2)(3)(4)(5)             65.8%
Douglas G. Borror          4,159,500 (2)(3)(4)(5)                 66.6%
Donald A. Borror           4,159,500 (2)(3)(4)(5)                 66.6%
Terry E. George            4,093,500 (2)(3)(4)(5)                 65.5%

(1) Based on a total of 6,241,853 issued and outstanding Shares and 8,000 Shares that may be acquired by Terry E. George upon the exercise of a currently exercisable option. See Note 3.

(2) BRC has shared voting and dispositive power with respect to 4,082,000 Shares owned by BRC. Each of David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 4,082,000 Shares owned by BRC. See Note 5.

(3) David S. Borror has sole voting power with respect to 15,000 Shares.

    Douglas G. Borror has sole voting power with respect to 30,000 Shares.



                               Page 11 of 16 pages

     Donald A. Borror has sole voting power with respect to 30,000 Shares.

     Terry E. George has sole voting and dispositive power with respect to 11,500 Shares, which consist of 3,500 Shares owned by him and 8,000 Shares subject to an option which is currently exercisable by him, subject to the exercise of such option.

(4) David S. Borror has sole dispositive power with respect to the 15,000 Shares discussed in Note 3 and with respect to 6,982.852 Shares held in his account under the Retirement Plan. Douglas G. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 3 and with respect to 47,500 Shares held in his account under the Retirement Plan. Donald A. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 3 and with respect to 47,500 shares held in his account under the Retirement Plan.

(5) David S. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that David
S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 14.5% of the issued and outstanding voting shares of BRC and 20.8% of the issued and outstanding non-voting shares of BRC, and is a trustee of an irrevocable trust which owns 15.9% of the issued and outstanding non-voting shares of BRC.

     Douglas G. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror owns 31.3% of the issued and outstanding voting shares of BRC and 34.4% of the issued and outstanding non-voting shares of BRC, and is a joint trustee of a revocable trust which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

     Donald A. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Donald A. Borror is a joint trustee of a revocable trust (established by him) which owns 49.5% of the issued and outstanding voting shares of BRC and 23.9% of the issued and outstanding non-voting shares of BRC.

     Terry E. George disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that Terry
E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 4.8% of the issued and outstanding voting shares of BRC and 5.1% of the issued and outstanding non-voting shares of BRC.

     (C) See Item 3 and Item 4 of this Schedule 13D above.

     (D) Not applicable.

     (E) Not applicable.


                               Page 12 of 16 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     BRC and the shareholders of BRC are parties to a Close Corporation Agreement dated January 4, 1994 ("BRC Agreement"). The BRC Agreement provides that all of the voting power of the BRC shares is to be exercised by a majority of the directors of BRC, all of whom will be elected by Donald A. Borror and Douglas G. Borror jointly until the death or incapacity of either of them and, thereafter, by the other of them solely. Under the provisions of the BRC Agreement, David S. Borror is required to be elected as a director of BRC as long as he continues to hold at least 10% of the shares of BRC, absent his removal for "cause" (as defined therein). In such circumstances and as long as BRC has the ability to elect at least two directors of Dominion Homes, BRC also is required to use its best efforts to elect David S. Borror as a director of Dominion Homes.

     Dominion Homes and BRC are parties to a Shareholder Agreement (the "Shareholder Agreement"), dated January 20, 1994, pursuant to which BRC has the right, from time to time, to demand that Dominion Homes register for sale Shares owned by BRC. Each request by BRC for a demand registration must cover at least 10% of the Shares owned by BRC and at least 5% of Dominion Homes's then outstanding Shares. Without Dominion Homes's consent (exercised by a majority of its independent directors), Dominion Homes is not obligated to cause a demand registration to be effected within 18 months after the consummation of a prior demand registration. BRC also will have incidental, or piggy-back, registration rights if Dominion Homes proposes to register any of its equity securities (other than registrations involving employee benefit plans) for its own account or for the account of any other shareholder. BRC will pay all of its own legal expenses and the first $25,000 of the other expenses of a piggy-back registration and Dominion Homes will pay the remaining expenses of a piggy-back registration. Both the demand and piggy-back registration rights will be subject to customary underwriting and holdback provisions and will expire on March 9, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 - Joint Filing Agreement, dated August 13, 1997, among Borror Realty Company, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry
E. George.

     Exhibit 2 - Close Corporation Agreement of BRC dated January 4, 1994. (Incorporated by reference to Exhibit 9 to the Registration Statement on Form S-1 of Dominion Homes (File No. 33-74298))

     Exhibit 3 - Shareholder Agreement, dated January 20, 1994, between Dominion Homes and BRC. (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of Dominion Homes (File No. 33-74298))


                               Page 13 of 16 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 1997                   BORROR REALTY COMPANY

                                        By:/s/ Robert A. Meyer, Jr.
                                           -------------------------------------
                                           Robert A. Meyer, Jr.
                                           Vice President and Secretary

                                        /s/ David S. Borror
                                        ----------------------------------------
                                        David S. Borror

                                        /s/ Douglas G. Borror
                                        ----------------------------------------
                                        Douglas G. Borror

                                        /s/ Donald A. Borror
                                        ----------------------------------------
                                        Donald A. Borror

                                        /s/ Terry E. George
                                        ----------------------------------------
                                        Terry E. George


                               Page 14 of 16 pages

                                  EXHIBIT INDEX

Exhibit
Number      Description of Exhibit                                          Page
-------     ----------------------                                          ----

   1        Joint Filing Agreement, dated August 13, 1997                    16

   2        Close Corporation Agreement of BRC dated January 4, 1994          *

   3        Shareholder Agreement, dated January 20, 1994                     *

---------------------------
* Incorporated by reference


                               Page 15 of 16 pages